Exhibit 1

P R E S S  R E L E A S E

Company Contacts		IR Agency Contact
Nachum Falek, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 nachum@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Global Tel: +1-646-284-9415 eknettel@hfgcg.com

AudioCodes Reports Third Quarter 2008 Results

Revenues Rise 15.3% Year-Over-Year, to Record $46.6 Million
GAAP Net Income Increases to $3.2 Million, or $0.08 Per Diluted Share
Non-GAAP Net Income Increases 72.3% Year-Over-Year to $4.8 Million, or $0.11 Per Diluted Share

Lod, Israel – November 3, 2008 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced financial results for the third quarter ended September 30, 2008.

Revenues for the third quarter were a record $46.6 million compared to $45.7 million for the second quarter ended June 30, 2008 and $40.4 million for the quarter ended September 30, 2007. Third quarter revenues grew 2.1% sequentially and increased 15.3% compared to the third quarter of 2007. Net income in accordance with U.S. generally accepted accounting principles (GAAP) was $3.2 million, or $0.08 per diluted share, for the third quarter of 2008 compared to net income of $1.6 million, or $0.04 per diluted share, for the second quarter of 2008 and a net loss of $72,000, or ($0.00) per diluted share, for the corresponding period last year.

Non-GAAP net income was $4.8 million, or $0.11 per diluted share, for the third quarter of 2008 compared to $3.6 million, or $0.09 per diluted share, for the second quarter of 2008 and $2.8 million, or $0.06 per diluted share, for the third quarter of 2007. Non-GAAP net income excludes (i) stock-based compensation expenses and (ii) amortization expenses related to the Nuera, Netrake and CTI Squared acquisitions. A reconciliation between net income on a GAAP basis and non-GAAP net income is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Third Quarter 2008 Financial Results	Page 1 of 10

“AudioCodes delivered excellent financial results for the third quarter of 2008, including record quarterly revenues, significant growth in operating margin to above 10% and bottom line profitability,” stated Shabtai Adlersberg, Chairman of the Board, President and CEO of AudioCodes. “These results reflect solid and continuing momentum in our business for the sixth quarter in a row, despite the challenging global economic environment. The ongoing growth in our networking business of more than 20% year-over-year underscores our competitive position in the VoIP industry and is expected to allow us to do well in these challenging times and emerge a stronger leader when the economy recovers.”

Mr. Adlersberg added, “Today we announced one of the most important milestones in our Company’s history, AudioCodes’ initiative for High Definition (HD) VoIP. With the growing adoption of broadband IP networks worldwide and the resulting larger bandwidth available for end-users, wideband speech codecs, which are at the heart of HD VoIP, deliver double the voice spectrum and unprecedented clarity and intelligibility while providing a better user experience. AudioCodes’ products are already well known for providing best in class voice quality, and with HD VoIP, we are making another big step in excelling in voice quality. This opportunity is expected to translate into a substantial market and revenue opportunity for us on top of our current success in the VoIP communications market.”

“Our continued focus on investing in new products and sales operations, our ability to improve our operational efficiency, and our proven success in executing our objectives and plans, provides a solid foundation for AudioCodes’ future performance,” concluded Mr. Adlersberg.

AudioCodes repurchased 626,417 of its ordinary shares during the third quarter of 2008 at an aggregate cost of $2.3 million. In the first nine months of 2008, AudioCodes repurchased a total of approximately 3.5 million ordinary shares at a total cost of $13.7 million. Under the current stock repurchase program, the Company is authorized to purchase up to 4,000,000 of its ordinary shares, or the equivalent of approximately 10% of the Company’s outstanding ordinary shares prior to the commencement of the repurchase program.

Cash and cash equivalents, short-term and long-term marketable securities, short-term and long-term bank deposits were $158.7 million as of September 30, 2008, compared to $147.3 million as of June 30, 2008 and $134.2 million as of September 30, 2007. During the third quarter, AudioCodes borrowed $15.0 million from a bank.

Subsequent to September 30, 2008, the Company repurchased approximately $51.5 million in principal amount of its 2% Senior Convertible Notes Due 2024 for a total cost, including accrued interest, of $50.2 million. The Company issued $125.0 million in principal amount of these notes in November 2004.

Third Quarter 2008 Financial Results	Page 2 of 10

Conference Call & Web cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Daylight Time on Tuesday, November 4, 2008 to discuss the third quarter 2008 financial results. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) provides innovative, reliable and cost-effective Voice over IP (VoIP) technology, Voice Network Products, and Value Added Applications to Service Providers, Enterprises, OEMs, Network Equipment Providers and System Integrators worldwide. AudioCodes provides a diverse range of flexible, comprehensive media gateway, and media processing enabling technologies based on VoIPerfect(™) -- AudioCodes’ underlying, best-of-breed, core media architecture. The company is a market leader in VoIP equipment, focused on VoIP Media Gateway, Media Server, Session Border Controllers (SBC), Security Gateways and Value Added Application network products. AudioCodes has deployed tens of millions of media gateway and media server channels globally over the past ten years and is a key player in the emerging best-of-breed, IMS based, VoIP market. The Company is a VoIP technology leader focused on quality and interoperability, with a proven track record in product and network interoperability with industry leaders in the Service Provider and Enterprise space. AudioCodes Voice Network Products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, cable, enhanced voice services, video, and Enterprise IP Telephony markets. AudioCodes’ headquarters and R&D are located in Israel with an additional R&D facility in the U.S. Other AudioCodes’ offices are located in Europe, India, the Far East, and Latin America. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

Third Quarter 2008 Financial Results	Page 3 of 10

©2008 AudioCodes Ltd. All rights reserved. AudioCodes, AC, AudioCoded, Ardito, CTI2, CTI², CTI Squared, InTouch, IPmedia, Mediant, MediaPack, NetCoder, Netrake, Nuera, Open Solutions Network, OSN, Stretto, TrunkPack, VoicePacketizer, VoIPerfect, VoIPerfectHD, What’s Inside Matters, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

Third Quarter 2008 Financial Results	Page 4 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2008	December 31, 2007
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,332		$75,063
Short-term bank deposits	109,743	*)	18,157
Short-term marketable securities and accrued interest	9,515		17,244
Trade receivables, net	35,831		25,604
Other receivables and prepaid expenses	6,982	*)	6,500
Inventories	20,068		18,736

Total current assets	214,471		161,304

LONG-TERM INVESTMENTS:
Long-term bank deposits	—		32,670
Long-term marketable securities	7,107		—
Investments in companies	2,652		1,343
Deferred tax assets	2,058		2,058
Severance pay funds	11,766		9,799

Total long-term investments	23,583		45,870

PROPERTY AND EQUIPMENT, NET	7,210		7,094

INTANGIBLE ASSETS, DEFERRED CHARGES AND OTHER, NET	16,092		19,007

GOODWILL	111,212		111,212

Total assets	$372,568		$344,487

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current maturities of long-term bank loans	$6,000		$—
Trade payables	10,508		8,849
Other payables and accrued expenses	27,780		28,780
Senior convertible notes	48,759		—

Total current liabilities	93,047		37,629

ACCRUED SEVERANCE PAY	13,078		11,168

LONG-TERM BANK LOANS	23,250		—

SENIOR CONVERTIBLE NOTES	72,579		121,198

Total shareholders’ equity	170,614		174,492

Total liabilities and shareholders’ equity	$372,568		$344,487

*) reclassified

Third Quarter 2008 Financial Results	Page 5 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues	$135,992	$115,395	$46,602	$40,408

Cost of revenues	59,655	50,512	20,535	17,631

Gross profit	76,337	64,883	26,067	22,777

Operating expenses:
Research and development, net	29,135	30,620	9,155	10,239
Selling and marketing	34,459	32,082	11,116	10,332
General and administrative	7,047	7,200	2,226	2,474

Total operating expenses	70,641	69,902	22,497	23,045

Operating income (loss)	5,696	(5,019)	3,570	(268)
Financial income, net	1,162	1,886	267	616

Income (loss) before taxes on income	6,858	(3,133)	3,837	348
Taxes on income	480	1,043	196	202
Equity in losses of affiliated companies	1,061	751	428	218

Net income (loss)	$5,317	$(4,927)	$3,213	$(72)

Basic net earnings (loss) per share	$0.13	$(0.12)	$0.08	$(0.00)

Diluted net earnings (loss) per share	$0.13	$(0.12)	$0.08	$(0.00)

Weighted average number of shares used in computing basic net earnings per share	41,540	42,572	40,200	42,885

Weighted average number of shares used in computing diluted net earnings per share	41,967	42,572	40,517	42,885

Third Quarter 2008 Financial Results	Page 6 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
In thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Revenues	$135,992	$115,395	$46,602	$40,408

Cost of revenues *) **)	57,778	48,119	19,955	16,948

Gross profit	78,214	67,276	26,647	23,460

Operating expenses:
Research and development, net *)	27,825	28,239	8,942	9,444
Selling and marketing *) **)	31,945	28,601	10,414	9,238
General and administrative *)	6,563	6,561	2,140	2,191

Total operating expenses	66,333	63,401	21,496	20,873

Operating income	11,881	3,875	5,151	2,587
Financial income, net	1,162	1,886	267	616

Income before taxes on income	13,043	5,761	5,418	3,203
Taxes on income **)	480	337	196	202
Equity in losses of affiliated companies	1,061	751	428	218

Non-GAAP net income	$11,502	$4,673	$4,794	$2,783

Non-GAAP diluted net earnings per share	$0.27	$0.11	$0.11	$0.06

Weighted average number of shares used in computing non-GAAP diluted net earnings per share	44,195	43,668	47,198	43,677

*) Excluding stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R as of January 1, 2006

**) Excluding amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information as well.

Third Quarter 2008 Financial Results	Page 7 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME
In thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

GAAP Net income (loss)	$5,317	$(4,927)	$3,213	$(72)

GAAP Diluted earnings (loss) per share	$0.13	$(0.12)	$0.08	$(0.00)

Cost of revenues:
Stock-based compensation (*)	278	482	50	151
Amortization expenses(**)	1,599	1,911	530	532
	1,877	2,393	580	683
Research and development, net:
Stock-based compensation (*)	1,310	2,381	213	795

Selling and marketing:
Stock-based compensation (*)	1,731	2,698	441	833
Amortization expenses(**)	783	783	261	261
	2,514	3,481	702	1,094
General and administrative:
Stock-based compensation (*)	484	639	86	283

Income tax effect(**)	—	706	—	—

Non-GAAP Net income	$11,502	$4,673	$4,794	$2,783

Non-GAAP Diluted earnings per share	$0.27	$0.11	$0.11	$0.06

*) Stock-based compensation expenses related to options granted to employees and others as a result of the adoption of SFAR 123R  as of January 1, 2006.

**) Amortization of intangible assets related to the acquisitions of Nuera and Netrake during the third quarter of 2006 and to the acquisition of CTI Squared during the second quarter of 2007.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

Third Quarter 2008 Financial Results	Page 8 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$5,317	$(4,927)	$3,213	$(72)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,676	5,922	1,821	1,873
Net loss from sale of marketable securities	—	—	—	—
Amortization of marketable securities premiums and accretion of discounts, net	23	50	39	(3)
Equity in losses of affiliated companies	1,061	751	428	218
Increase (decrease) in accrued severance pay, net	(57)	204	62	(23)
Stock-based compensation expenses	3,803	6,200	790	2,062
Amortization of senior convertible notes discount and deferred charges	153	151	51	51

Increase in accrued interest on marketable securities, bank deposits and structured notes	(794)	(535)	(787)	(216)
Decrease (Increase) in deferred tax assets	—	(336)	—	11
Decrease (increase) in trade receivables, net	(10,227)	1,027	(6,123)	(4,099)
Decrease (increase) in other receivables and prepaid expenses	(1,280)	(526)	(982)	107
Decrease (increase) in inventories	(1,332)	(1,673)	(73)	2,056
Increase (decrease) in trade payables	1,659	(822)	(1,621)	(1,254)
Increase (decrease) in other payables and accrued expenses	4,000	(2,768)	3,375	2,045
Increase in deferred tax liabilities	—	706	—	—
Other	—	1	—	(4)

Net cash provided by operating activities	8,002	3,425	193	2,752

Cash flows from investing activities:
Proceeds from sale and maturity of marketable securities	17,000	22,600	4,000	6,000
Proceeds from sale of bank deposits	34,639	28,700	16,545	3,700
Investments in companies	(2,370)	(1,006)	(1,054)	(468)
Payment for acquisition of CTI Squared*)	(5,000)	(4,897)	—	—
Purchase of property and equipment	(2,893)	(2,055)	(726)	(703)
Investment in short-term deposit	(92,109)	—	(22,005)	—
Investment in marketable securities	(16,795)	—	(16,795)	—
Investment in long-term deposit	(255)	(11,000)	—	—

Net cash provided by (used in) investing activities	(67,783)	32,342	(20,035)	8,529

Third Quarter 2008 Financial Results	Page 9 of 10

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)
U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Repurchase of shares	(13,747)	—	(2,339)	—
Increase in current maturities of long-term bank loans	6,000	—	3,000	—
Long-term bank loans received	24,000	—	12,000	—
Repayment of loan from bank	(750)	—	(750)	—
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	1,547	4,642	247	1,912

Net cash provided by financing activities	17,050	4,642	12,158	1,912

Increase (decrease) in cash and cash equivalents	(42,731)	40,409	(7,684)	13,193
Cash and cash equivalents at the beginning of the period	75,063	25,171	40,016	52,387

Cash and cash equivalents at the end of the period	$32,332	$65,580	$32,332	$65,580

*) Excluding cash and cash equivalents

Third Quarter 2008 Financial Results	Page 10 of 10